UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CSS Industries, Inc.

(Name of Subject Company (Issuer))

Tom Merger Sub Inc.

(Offeror)

IG Design Group Americas, Inc.

(Direct Parent of Offeror)

IG Design Group Plc

(Indirect Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.10 par value

(Title of Class of Securities)

125906107

(CUSIP Number of Class of Securities)

Gideon Schlessinger,

President and CEO

IG Design Group Americas, Inc.

555 Glenridge Connector, Suite 300

Atlanta, Georgia 30342

Telephone: (770) 551-9727

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Andrew Hough

Seyfarth Shaw LLP

1075 Peachtree St., Suite 2500
Atlanta, GA 30309

(404) 885-6700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$90,230,402.60	$11,711.91

(1)          Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 8,880,297 shares of voting common stock, par value $0.10 per share, at an offer price of $9.40 per share. The transaction value also includes (i) 263,000 shares issuable pursuant to outstanding Company Stock Options, and (ii) 455,682 shares issuable pursuant to outstanding Company restricted stock units and performance-based stock units, assuming satisfaction of any performance-based vesting criteria at target levels, multiplied by the offer price of $9.40 per share. The calculation of the filing fee is based on information provided by CSS Industries, Inc. as of the close of business on January 17, 2020.

(2)          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $11,711.91	Filing Party: IG Design Group Americas, Inc.
Form of Registration No.: Schedule TO	Date Filed: January 31, 2020

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           Third-party tender offer subject to Rule 14d-1.

☐             Issuer tender offer subject to Rule 13e-4.

☐             Going-private transaction subject to Rule 13e-3.

☐             Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by  (i) IG Design Group Americas, Inc., a Georgia corporation (“Parent”), (ii) TOM MERGER SUB INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Purchaser”), and (iii) IG Design Group Plc, a public limited company incorporated and registered in England and Wales and the sole stockholder of Parent (“IG Design”), with the Securities and Exchange Commission on January 31, 2020 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”) of CSS Industries, Inc., a Delaware corporation (the “Company”), at a price of $9.40 per Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest, upon the terms and conditions set forth in the offer to purchase, dated January 31, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Purchaser, Parent and IG Design.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following text to the end of such Section 16:

Legal Proceedings. On February 3, 2020, a suit was filed in the United States District Court for the District of Delaware by a purported stockholder of the Company in connection with the pending Offer and the Merger. The action captioned Shiva Stein vs. CSS Industries, Inc. et. al. (1:20-cv-00171-UNA), alleges that the Company and the directors of the Company violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934, as amended, by filing a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC that contains allegedly misleading statements and omissions concerning financial projections for the Company and the valuation analyses performed by the Company’s financial advisor in support of its fairness opinion. The action seeks various remedies, including enjoining the Merger from being consummated, or in the event the Merger is consummated, rescission or rescissory damages, and costs and fees relating to the lawsuit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM MERGER SUB INC.

By:	/s/ Giles Willits
	Name:	Giles Willits
	Title:	President
	Date:	February 4, 2020

IG DESIGN GROUP AMERICAS, INC.

By:	/s/ Gideon Schlessinger
	Name:	Gideon Schlessinger
	Title:	President and Chief Executive Officer
	Date:	February 4, 2020

IG DESIGN GROUP PLC

By:	/s/ Paul Fineman
	Name:	Paul Fineman
	Title:	Chief Executive Officer
	Date:	February 4, 2020

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated January 31, 2020.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement as published in the New York Times on January 31, 2020.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Media Release of IG Design Group Plc dated January 31, 2020.

(a)(5)(B)*+	Placing Agreement dated January 20, 2020 by and between IG Design Group PLC and Canaccord Genuity Limited.

(b)	Not applicable

(d)(1)*

Agreement and Plan of Merger, dated as of January 20, 2020, by and among CSS Industries, Inc., IG Design Group Americas, Inc., Tom Merger Sub Inc. and IG Design Group Plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 21, 2020).

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2018, between CSS Industries, Inc. and IG Design Group Plc.

(d)(3)*	Amendment dated October 31, 2019 to Non-Disclosure Agreement, dated December 7, 2018, between CSS Industries, Inc. and IG Design Group Plc.

(g)	Not applicable

(h)	Not applicable

* Previously Filed

+ Portions of this document have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission pursuant to 17 CFR 240.24b-2.